UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission file number 1-5128

MEREDITH SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Meredith Corporation 1716 Locust Street Des Moines, Iowa 50309-3023
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2012 and 2011, and for the year ended December 31, 2012, and supplemental schedule as of December 31, 2012, have been audited by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23. Consent of Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements as of December 31, 2012 and 2011,
and for the Year Ended December 31, 2012,
Supplemental Schedule as of December 31, 2012,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4

Supplemental Schedule

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	10

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
           for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 27, 2013

Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2012	2011
Investments, at fair value		$290,612,198	$263,881,419
Employer contribution receivable		—	5,134
Net assets available for benefits, at fair value		290,612,198	263,886,553
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(835,470)	(890,007)
Net assets available for benefits		$289,776,728	$262,996,546

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2012
Additions to net assets attributed to
Contributions
Participant	$18,217,474
Employer	8,457,194
Rollovers	2,481,280
Total contributions	29,155,948
Investment income
Dividend income	4,297,830
Net appreciation in fair value of investments	30,343,306
Net investment income	34,641,136
Total additions	63,797,084
Deductions from net assets attributed to
Benefits paid to participants	(37,016,902)
Net increase in net assets available for benefits	26,780,182
Net assets available for benefits at beginning of year	262,996,546
Net assets available for benefits at end of year	$289,776,728

See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Meredith or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Full and part-time employees are eligible to begin contributions to the Plan at any time. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations. To be eligible to receive Company matching contributions, all employees must complete a year of service in which they work at least 1,000 hours. The Company matches 100 percent of the first 3 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 2 percent of a participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the years ended December 31, 2012 and 2011. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (known as rollover contributions).

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of plan earnings based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant's contribution elections. The Plan currently offers 21 mutual funds, 2 pooled separate accounts, a Company common stock fund, and a common trust fund as investment options for participants.

Vesting—Participants are immediately vested in their contributions, the Company's matching contributions, and investment earnings. As a result, there are no forfeitures under the Plan.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death or retirement, a participant may elect to receive quarterly, semi-annual, or annual installments, not to exceed 15 years.

Voting Rights—Each participant is entitled to exercise voting rights attributable to the shares of Meredith common stock allocated to the participant's account. Shares of Meredith common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

2. Summary of Significant Accounting Policies

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company's common and Class B stock. At December 31, 2012 and 2011, approximately 7 percent of the Plan's total assets were invested in common and Class B stock of the Company. The underlying values of the Company's common and Class B stock are entirely dependent upon the performance of the Company and the market's evaluation of such performance.

Investment Valuation and Income Recognition—Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Wells Fargo Stable Return Fund investment contracts, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net assets Available for Benefits is prepared on a contract value basis.

Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Fair value of the investments in the common trust fund is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

The Meredith Corporation Stock Fund (the Fund) is a fund that pools contributions among participants to buy common stock of Meredith and a certain amount of short-term investments. Common stock of the Company is purchased and reported at the daily closing price as reported in the New York Stock Exchange composite. Ownership is measured in units of the Fund instead of shares of stock.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis and thus the value of a share of common stock has been used to value the Class B shares.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. As of December 31, 2012, all distribution requests had been paid to participants who had elected to withdraw from the Plan.

3. Investments

The fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets as of December 31, 2012 and 2011, are as follows:

	2012	2011
Principal LargeCap S&P 500 Index Separate Account	$37,730,596	$33,586,816
Wells Fargo Stable Value Fund	29,627,107	35,570,549
T. Rowe Price Small-Cap Stock Fund	26,873,224	24,850,064
LSV Value Equity Fund	25,069,476	22,594,299
Principal MidCap Blend Separate Account	23,558,923	20,967,439
American Funds EuroPacific Growth R4 Fund	21,809,977	19,703,210
Meredith Corporation Stock Fund	18,803,409	19,202,175
Vanguard Total Bond Market Index Inst Fund	18,257,292	17,990,855
PIMCO Total Return Instl Fund	16,145,874	*
Vanguard Target Retirement 2030 Fund	15,983,445	13,930,722

* Balance less than 5 percent of Plan's net assets for the applicable year

During the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012
Pooled separate accounts	$9,243,270
Mutual funds
Balanced/asset allocation	5,750,193
Small/mid U.S. equity	4,492,600
Large U.S. equity	4,405,954
International equity	3,762,543
Fixed income	1,181,689
Meredith common and Class B Stock	998,507
Common trust fund	508,550
Net appreciation in fair value of investments	$30,343,306

4. Investment Contract

The Plan maintains a fully benefit-responsive investment contract with Wells Fargo Bank, N.A. (Wells Fargo). Contributions are maintained in a pooled account. As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported by Wells Fargo, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The investment contract is subject to certain restrictions which may impact the Plan's ability to fully realize the investment contract's value under certain conditions. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's competing investment options including the elimination of equity wash provisions, (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, (4) changes in law, regulation, ruling, administrative or judicial position, or accounting requirements, or (5) deliver of any communication designed to influence a participant not to invest in the contract. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The average yields on the contract for the years ended December 31, 2012 and 2011, were 0.94 percent and 1.56 percent, respectively. The crediting interest rates on the contract for the years ended December 31, 2012 and 2011 were 1.95 percent and 2.33 percent, respectively. The basis and frequency of determining the crediting interest rate is done on a quarterly basis. There were no guarantees or limitations on the contract at December 31, 2012 and 2011.

5. Fair Value Measurements

Fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The three levels of the fair value hierarchy are described as follows:

• Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

• Level 3	Assets or liabilities for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates.

Following is a description of the valuation methods used for assets measured at fair value:

Mutual funds—The fair values of these securities are based on observable unadjusted market quotations for identical assets and are priced on a daily basis at the close of business.

Meredith common stock—The fair value of the common stock is valued at the closing price reported on the active market on which the security is traded.

Meredith Class B stock—The fair value of Meredith Class B stock is based on observable market quotations of Meredith common stock and is valued at the closing price reported on the active market on which Meredith common stock is traded.

Pooled separate accounts—The fair value of units held in pooled separate accounts are valued at the net asset value as reported by the investment manager of the accounts. These net asset values generally represent amounts at which units are redeemed on a regular basis.

Common trust fund—The fair value of the investments in the common trust fund is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2012 and 2011:

December 31, 2012	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds
Large U.S. equity	$30,008,591	$—	$—	$30,008,591
Small/mid U.S. equity	29,063,841	—	—	29,063,841
International equity	25,619,010	—	—	25,619,010
Balanced/asset allocation	61,592,579	—	—	61,592,579
Fixed income	34,403,166	—		34,403,166
Pooled separate accounts
Large U.S. equity	—	37,730,596	—	37,730,596
Small/mid U.S. equity	—	23,558,923	—	23,558,923
Common trust fund	—	29,627,107	—	29,627,107
Meredith common stock	18,803,409	—	—	18,803,409
Meredith Class B stock	—	204,976	—	204,976
Total investments, at fair value	$199,490,596	$91,121,602	$—	$290,612,198

December 31, 2011
Mutual funds
Large U.S. equity	$26,539,706	$—	$—	$26,539,706
Small/mid U.S. equity	26,550,482	—	—	26,550,482
International equity	22,413,041	—	—	22,413,041
Balanced/asset allocation	48,090,438	—	—	48,090,438
Fixed income	30,698,223	—	—	30,698,223
Pooled separate accounts
Large U.S. equity	—	33,586,816	—	33,586,816
Small/mid U.S. equity	—	20,967,439	—	20,967,439
Common trust fund	—	35,570,549	—	35,570,549
Meredith common stock	19,202,175	—	—	19,202,175
Meredith Class B stock	—	262,550	—	262,550
Total investments, at fair value	$173,494,065	$90,387,354	$—	$263,881,419

There were no transfers between Level 1 and Level 2 of the fair value hierarchy.

6. Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by the Principal Life Insurance Company (Principal). Principal is the Plan administrator and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2012 and 2011, the Meredith Common Stock Fund held 553,556 and 596,500 shares, respectively, of the common stock of Meredith, the sponsoring employer, with a cost basis of $15,048,611 and $15,746,632, respectively. In addition, at December 31, 2012 and 2011, the Plan held 5,949 and 8,041 shares, respectively, of the

Company's Class B stock, with a cost basis of $33,160 and $45,284, respectively. During the year ended December 31, 2012, the Plan recorded dividend income from Company common stock of $870,503.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Income Tax Status

The IRS has determined and informed the Company by a letter dated November 9, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011.

	2012	2011
Net assets available for benefits per the financial statements	$289,776,728	$262,996,546
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	835,470	890,007
Net assets available for benefits per Form 5500	$290,612,198	$263,886,553

For the year ended December 31, 2012, the following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

2012
Total net appreciation in fair value of investments per the financial statements	$30,343,306
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(54,537)
Net appreciation in fair value of investments per Form 5500	$30,288,769

MEREDITH SAVINGS AND INVESTMENT PLAN
EIN: 42 041023     PLAN NUMBER 004
FORM 5500
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled separate accounts
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account	**	$37,730,596
*	Principal Life Insurance Company	Principal MidCap Blend Separate Account	**	23,558,923
				61,289,519
	Common trust fund
	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund	**	29,627,107

	Mutual funds
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock Fund	**	26,873,224
	LSV Value Equity Fund	LSV Value Equity Fund	**	25,069,477
	The American Funds	American Funds EuroPacific Growth R4 Fund	**	21,809,977
	PIMCO	PIMCO Total Return Instl Fund	**	16,145,874
	The American Funds	American Funds New Perspective R5 Fund	**	2,039,382
	Vanguard Group	Vanguard Total International Stock Index Signal Fund	**	1,769,651
	Vanguard Group	Vanguard Extended Market Index Signal Fund	**	2,190,617
	Vanguard Group	Vanguard PRIMECAP Core Fund	**	4,939,114
	Vanguard Group	Vanguard Total Bond Market Index Inst Fund	**	18,257,292
	Vanguard Group	Vanguard Target Retirement Income Investor Fund	**	2,454,032
	Vanguard Group	Vanguard Target Retirement 2010 Fund	**	2,663,718
	Vanguard Group	Vanguard Target Retirement 2015 Fund	**	1,340,297
	Vanguard Group	Vanguard Target Retirement 2020 Fund	**	7,857,843
	Vanguard Group	Vanguard Target Retirement 2025 Fund	**	3,279,831
	Vanguard Group	Vanguard Target Retirement 2030 Fund	**	15,983,445
	Vanguard Group	Vanguard Target Retirement 2035 Fund	**	5,166,233
	Vanguard Group	Vanguard Target Retirement 2040 Fund	**	11,214,357
	Vanguard Group	Vanguard Target Retirement 2045 Fund	**	4,294,074
	Vanguard Group	Vanguard Target Retirement 2050 Fund	**	6,847,957
	Vanguard Group	Vanguard Target Retirement 2055 Fund	**	413,879
	Vanguard Group	Vanguard Target Retirement 2060 Fund	**	76,913
				180,687,187
	Employer securities
*	Meredith Corporation	553,556 shares of common stock	**	18,803,409
*	Meredith Corporation	5,949 shares of Class B stock	**	204,976
				19,008,385
				$290,612,198

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

/s/ Steven M. Cappaert
Steven M. Cappaert Corporate Controller of Meredith Corporation

Date: June 27, 2013

INDEX TO ATTACHED EXHIBIT

Exhibit Number	Item
23	Consent of Independent Registered Public Accounting Firm

E-1